Filed by: First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No.: 001-39320)

Date: July 20, 2021

The following excerpts relating to the pending merger of equals between First Midwest Bancorp, Inc. (“First Midwest”) and Old National Bancorp are from the transcript of a conference call held by executive officers of First Midwest on July 20, 2021, in connection with First Midwest’s announcement of its financial results for the quarter ended June 30, 2021.

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Great. Thank you. Good morning. Thanks to all of you for joining us today. It's great to be with you. I hope this finds everyone doing well, staying healthy and ready to go. These are exciting times here for us at First Midwest with our announced combination with Old National now just a little over a month old. So what the plan here is to give you a quick update on the integration process. Mark will do that at the end. But obviously, the near-term focus or certainly the focus for this call are on sharing perspectives on this quarter. ….

And as I said before, we saw again this quarter, record wealth management revenue, which offset the falloff from last quarter, but we have to remember the falloff from last quarter was from record levels from mortgage revenue, so -- and then obviously, away from the transaction costs attended to the Old National combination, noninterest expense was down about 3% from last quarter, which was inflated by seasonality and obviously, from our perspective, reflects our effort to remain tightly controlling our expenses.

. . .

Mark G. Sander – First Midwest Bancorp, Inc. – President & COO

So on Slide 11, we tried to briefly summarize the great opportunity ahead in combining with Old National. As Mike mentioned and as we discussed when we announced on June 1, we're tremendously excited about our anticipated merger. The strategic fit and the financial benefits remain clear. But as importantly, I would say, we continue to feel great about the cultural alignment as we work through the process. Recognizing it has only been 1.5 months since announcement, we are extremely pleased with the progress we're making and how the teams are working together. Slide 12 highlights some of these processes. We have made all the appropriate filings, and we have an experienced team leading our efforts encompassing over 350 of our colleagues. I would simply emphasize that while much work remains, we are on track on all fronts and still hoping to close prior year-end.

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Thanks, Mark. And let me just add to a couple of things in Mark's comments before we open it up for questions. Obviously, we are very excited about what lies ahead for our partnership with Old National, certainly, what it means for our clients, our markets, our communities, our colleagues, just across the board. And as we have shared, and for those of you who had the opportunity to listen to Old National and Jim speak this morning, certainly, that was echoed in their comment -- comments. This is really at its core a growth strategy for two strong companies that share a vision and a culture that we firmly believe leaves us very well positioned for the future. So with that, let's open it up for any questions you might have.

Michael Masters Young – Truist Securities, Inc., Research Division

Yes. I was just curious maybe sort of qualitatively what we should expect in the interim before the Old National deal closes in terms of any efforts you may undertake in terms of retention or proactive marketing decline? Should we expect any higher expenses related to any of those things and just any other qualitative things you'd like to put out there?

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

This is Mike. I certainly can speak to some of that. I thought certainly, you can expect us to continue to make active outreach to clients and the markets and to build on what we've established here across the marketplace and continue to reinforce all the positives that come along the cost -- or excuse me, the transaction as we've described. And strategically, it's a great opportunity. So we spent a lot of time and energy. But that's really largely embedded in our run rate as we go forward. So I wouldn't think that you would see anything different than what Pat has guided to today.

Mark G. Sander – First Midwest Bancorp, Inc. – President & COO

Yes. I guess can I add, I would just say -- this is Mark. Michael, thanks for the question. It starts with it's business as usual here. We continue to expect to grow. We continue to call on clients proactively and tell our story. And I think the market reaction has been very favorable. So it's -- and any expenses that we have, were certainly built into retention efforts that were built into our modeling as we outline the transaction.

Michael Masters Young – Truist Securities, Inc., Research Division

Okay. Great. And maybe just kind of bigger picture on loan growth, loan demand, I heard a few comments, obviously, about that in the prepared remarks. But are there areas that you're seeing maybe higher demand or more strength? And then are there any sort of limitations or anything we should think about in terms of growth going into the back half before the merger closes?

Mark G. Sander – First Midwest Bancorp, Inc. – President & COO

I think you're seeing a nice recovery, it's Mark again, Michael, across really all sectors. We've seen the most strength in C&I thus far. The headwinds would be those pesky competitors that are out there. But we face the competitors, and we've competed and went and won before, and we continue to do so. So I don't mean to be so tongue in cheek about it. I think that there's no market headwinds that we see. I think businesses overall are recovering. There's still some pockets in the economy that are a little slower to recover. But by and large, we see good strength across all of our sectors.

Michael Masters Young – Truist Securities, Inc., Research Division

Okay. And maybe last one for me. Just as you look at sort of the fee business lines, as you move into closing with Old National, are there certain areas that you're starting to or going to try to expand maybe proactively ahead of the merger close geographically or otherwise? Or will it kind of be status quo until the actual day 1 closing?

Mark G. Sander – First Midwest Bancorp, Inc. – President & COO

I'll answer it this way. It really is business as usual. So we had nice growth plans, particularly around our core businesses of Wealth Management, Treasury Management and Card, all of which saw a nice solid growth this quarter, and we expect that to continue. We'll continue to selectively look to add talent. So I don't think you'll see -- it won't change the dynamic dramatically, Michael. But we certainly would look to add talent in all these areas. But we think we're on a nice path to hit the numbers that we forecasted with the staff that we have.

. . .

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Great. Thank you. Thank you all. Before closing, once again, I think it's always nice to take the opportunity to thank all of our colleagues, both here and, frankly, with our newest partners at Old National who all have the opportunity to listen to our collective calls for their enthusiasm and hard work. It is really an exciting time for us. And I want to thank all of them for their continued commitment to living our values, which is what makes our two companies so special. I'm very proud to be surrounded by so many good people who strive to do the right thing every day for our clients, our communities and for each other. So thank you all for your attention and interest in our story, our ongoing belief that we're a great investment still. Have a great day, everybody.

The foregoing excerpts are from the transcript of the earnings call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Midwest. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "forecast," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements speak only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements.

Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit allowances or charge-offs, delays in completing the pending merger of First Midwest and Old National, the failure to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all, the possibility that the anticipated benefits of the merger are not realized when expected or at all, corporate strategies or objectives, including the impact of certain actions and initiatives, anticipated trends in First Midwest's business, regulatory developments, estimated synergies, cost savings and financial benefits of completed transactions, growth strategies, the inability to realize cost savings or improved revenues or to implement integration plans and other consequences associated with the proposed merger and the continued or potential effects of the COVID-19 pandemic and related variants and mutations on First Midwest's business, financial condition, liquidity, loans, asset quality and results of operations. These statements are subject to certain risks, uncertainties and assumptions, including the duration, extent and severity of the COVID-19 pandemic and related variants and mutations, including the continued effects on First Midwest's business, operations and employees, as well as on First Midwest's customers and service providers, and on economies and markets more generally and other risks, uncertainties and assumptions that are discussed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2020, and in First Midwest's subsequent filings made with the Securities and Exchange Commission ("SEC"). These risks and uncertainties are not exhaustive, and other sections of these reports describe additional factors that could adversely impact First Midwest's business and financial performance.

Additional Information and Where to Find It

In connection with the proposed transaction, Old National filed a registration statement on Form S-4 with the SEC on June 30, 2021. The registration statement includes a joint proxy statement/prospectus of First Midwest and Old National. The registration statement has not yet become effective. After the Form S-4 is effective, a definitive joint proxy statement/prospectus will be sent to First Midwest's and Old National's shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the "Investor Relations" section of First Midwest's website, https://firstmidwest.com/, under the heading "SEC Filings." Copies of documents filed with the SEC by Old National will be made available free of charge in the "Investor Relations" section of Old National's website, https://www.oldnational.com/, under the heading "Financial Information."

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.